Exhibit 99.3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES, INC. ON BEHALF OF ITS AFFILIATES INCLUDING CAPITAL GUARDIAN TRUST COMPANY, CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL, INC. AND CAPITAL INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE CAPITAL GROUP COMPANIES, INC.

i)	CAPITAL GUARDIAN TRUST COMPANY
	Chase Nominees Limited	1,506,200
	Citibank London	47,000
	Nortrust Nominees	824,500
	Mellon Nominees (UK) Limited	125,400

ii)	CAPITAL INTERNATIONAL LIMITED
	State Street Nominees Limited	731,900
	Bank of New York Nominees	11,746,400
	Northern Trust	1,950,500
	Chase Nominees Limited	5,253,000
	Midland Bank plc	383,200
	Bankers Trust	484,800
	Barclays Bank	189,100
	Citibank London	149,100
	Morgan Guaranty	583,100
	Nortrust Nominees	6,799,600
	Royal Bank of Scotland	620,000
	State Street Bank & Trust Co	2,176,900
	Deutsche Bank AG	1,747,800
	HSBC Bank plc	1,736,500
	Mellon Bank N.A.	507,000
	Northern Trust AVFC	376,600
	KAS UK	95,100
	Mellon Nominees (UK) Limited	220,500
	Bank One London	196,900

iii)	CAPITAL INTERNATIONAL S.A.
	Chase Nominees Limited	2,109,700
	Midland Bank plc	23,700
	Royal Bank of Scotland	138,400
	State Street Bank & Trust Co	216,700
	National Westminster Bank	39,500
	Lloyds Bank	87,400
	Citibank NA	23,300

iv)	CAPITAL INTERNATIONAL, INC.
	State Street Nominees Limited	2,532,900
	Bank of New York Nominees	575,200
	Northern Trust	57,700
	Chase Nominees Limited	3,933,900
	Midland Bank plc	22,100
	Deutsche Bank Mannheim	26,000
	Bankers Trust	8,800
	Citibank London	19,300
	Nortrust Nominees	199,300
	State Street Bank & Trust Co	163,400
	Citibank	36,700
	Citibank NA	555,626
	HSBC Bank plc	74,400

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

13 MAY 2004

12. Total holding following this notification

49,295,126 ORDINARY SHARES of £1

13. Total percentage holding of issued class following this notification

4.138%

14. Any additional information

—

15. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARY MANAGER, 020 7009 5258

Date of notification

13 MAY 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.